FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1.	Reporting Issuer

GRANDVIEW GOLD INC. (the “Issuer”)
Suite 500 - 360 Bay Street, Toronto, ON M5H 2V6, CANADA

Item 2.	Date of Material Change

December 20, 2006

Item 3.	News Release

The Issuer issued a press release via a Canadian news wire. A copy of which has been filed on SEDAR.

Item 4.	Summary of Material Change

December 20, 2006, – Toronto, Ontario – Grandview Gold Inc. (TSX Symbol: GVX, OTC- BB Symbol: GVGDF) (“Grandview” or the “Company”) Grandview is pleased to report it has received drill results for five holes drilled on the Pony Creek property (the “Property”), situated on the Carlin Trend in northern Nevada. The results of the comprehensive geochemical and geophysical work being done on targeted areas of the 28 square- mile property suggest that permissive host rock types are present at depth, and geochemical work has helped the Company focus the search area. The following chart outlines significant intercepts:

Hole Number	From m (ft)	To m (ft)	Intercept Width m (ft)	Au Result
PC-06-04				No significant results

PC-06-06	100.6 (330)	109.7 (360)	9.1 (30)	2.72 g/tonne (0.079 oz/ton)
Inc.	100.6 (330)	103.6 (340)	3.0 (10)	5.36 g/tonne (0.156 oz/ton)
	129.5 (425)	135.6 (445)	10.5 (20)	1.19 g/tonne (0.035 oz/ton)

PC-06-07	38.1 (125)	76.2 (250)	38.1 (125)	0.081 g/tonne (0.002 oz/ton)
	114.3 (375)	129.5 (425)	15.2 (50)	0.276 g/tonne (0.008 oz/ton)

PC-06-08	25.9 (85)	30.5 (100)	4.6 (15)	0.154 g/tonne (0.005 oz/ton)
	106.7 (350)	109.7 (360)	3.0 (10)	0.153 g/tonne (0.005 oz//ton)

PC-06-09	408.4 (1340)	498.3 (1635)	89.9 (295)	0.153 g/tonne (0.005 oz/ton)
Inc.	440.4 (1445)	446.5 (1465)	6.1 (20)	0.330 g/tonne (0.009 oz/ton)

Hole PC-06-04 was drilled in the north central portion of the Property and is the furthest hole drilled to the east. The hole was designed to test geophysical anomalies and determine

Grandview Gold Inc.

stratigraphy below historical drilling. Strongly silicified and altered core contained variable amounts of disseminated and stringer pyrite (up to 3%).

Holes PC-06-06 to PC-06-08 inclusive were drilled within the South Pony Creek intrusive target to determine the extent to the north and south of the PC-20 historical intercept. PC-06-06 was drilled to the south at -70 degrees and intercepted mineralization at the predicted depth. The result upgraded historical results in the area from PCD-02 which intersected 1.696 g/tonne between 305 to 317 feet. PC-06-07 (-70 degrees) and PC-06-08 (-45 degrees) where drilled to test for continuity of mineralization north of PC-20. Anomalous gold values were intercepted in core at predicted depths and the system appears to have been offset by northwest trending structures that separate the mineralized block from the non-mineralized area.

The last hole of the program, PC-06-09 was drilled east of the northern lobe of the Pony Creek intrusive to test stratigraphy and geochemical results (whole rock and trace element) that suggests an enhanced gold target may exist along this contact. A thick section of intrusive was encountered from 98 to 415 meters (321 to 1360 feet) and possible Chainman Formation with collapse breccia features and hydrothermal alteration with pyrite were encountered.

The possible Chainman Formation section is anomalous throughout and suggests that mineralizing fluids have selectively permeated this unit. Gold values drop to below detection limit once the hole crossed a fault and penetrated a more massive limestone unit.

Recent geochemical evaluation suggests that holes PC-06-03 (News Release dated 11.20.06) and PC-06-09 may have been drilled on the edges of a significant gold target as indicated by trace element and whole rock data, magnetic and structural data and gold results.

“We are particularly excited by the findings in hole PC-06-09, as they demonstrate that the geological and geochemical work is moving our understanding of the targets forward. It appears that we have indications that the proper host rock types are present at depth and geochemical work has helped us focus our search area. It is an important step because drill hole targeting is a 3-D problem and the data suggest that we are making progress on identifying critical elements of Carlin Trend mineralization. It is also very significant in that the Red Rocks target being developed in the south portion of the property has geochemical, geological and structural signatures that also suggest a deep seated gold target similar to Rain style mineralization” said Mr. Paul Sarjeant, P. Geo. President & CEO of Grandview Gold Inc.

The Red Rock target results confirm Grandview’s initial impressions of that particular area, and establish a second major Carlin Type target on the Property. The Company will continue to gather all remaining outstanding gold, trace element and whole rock data in order to prioritize targets for the next round of drilling slated for 2007. Red Rocks will figure prominently in the Company’s exploration and development plans moving forward.

The drilling program was carried out under the supervision of David Knight, M.Sc., P.G., Director, Carlin Trend Mining Services, a “qualified person” as defined by National Instrument 43-101 and the information in this release was prepared under the direction of Paul Sarjeant, P.Geo., President and CEO of Grandview, who is also a “qualified person” as defined by National Instrument 43-101.

Grandview Gold Inc.

All samples are prepared and analyzed by ALS Chemex, with sample preparation in Elko and analyses in Vancouver. Future results will be reported once they are received and reviewed by project staff.

The Company has completed the 2006 drill program and has demobilized the drilling. A total of 12,414 feet (3784 meters) of coring was completed in 7 holes. Gold assay and trace element results are still pending on PC-06-05, and trace element and partial trace element results on other holes.

Grandview management and geologists believe that the Pony Creek Project could be one of the more promising gold properties in Nevada today. Outside of South Africa, north central Nevada's Carlin Trend is the most prolific gold region in the world. With over 900 claims over 28 square miles (7,285 hectares) under option from Mill City Gold Corp, Grandview Gold's Pony Creek/Elliott Dome Project comprises the largest non-major land position on the prolific Carlin Trend.

The Property is optioned to Grandview Gold by Mill City Gold Corp. Grandview Gold has an option to earn an undivided 60-per-cent interest in the Property by incurring $3.5-million (U.S.) in resource exploration and development expenditures over a three-year period. Grandview has expended approximately $2.0-million (U.S.) to date and expects to complete the balance of its option agreement obligation with Mill City Gold within this 2006 drilling program.

Gem Property, Rice Lake area, Manitoba

Marum and Grandview Gold Inc. (GVX –TSX) have agreed to amend their option agreement dated September 30, 2005, whereby Grandview shall earn a 50% interest in the property by spending $250,000 in exploration work before September 30, 2007. Marum and Grandview have agreed to extend the earn-in period to December 31, 2007. Grandview is currently evaluating the results of a high-definition aeromagnetic survey that was conducted over the Gem property and Grandview’s adjoining properties. “We are currently evaluating a number of interesting geophysical targets highlighted during preliminary survey work conducted this summer,” says Sarjeant. The Company has high expectations for our Rice Lake properties as they share many geological and geophysical assets with the Red Lake (Ontario) gold mining district across the Manitoba-Ontario border, one of Canada’s most prolific gold producing areas. “When we resume exploration in 2007, we plan on diamond drilling our Rice Lake and Red Lake properties, as well as in Nevada.”

Item 5.	Full Description of Material Change

December 20, 2006, – Toronto, Ontario – Grandview Gold Inc. (TSX Symbol: GVX, OTC- BB Symbol: GVGDF) (“Grandview” or the “Company”) Grandview is pleased to report it has received drill results for five holes drilled on the Pony Creek property (the “Property”), situated on the Carlin Trend in northern Nevada. The results of the comprehensive geochemical and geophysical work being done on targeted areas of the 28 square- mile property suggest that permissive host rock types are present at depth, and geochemical work has helped the Company focus the search area. The following chart outlines significant intercepts:

Grandview Gold Inc.

Hole Number	From m (ft)	To m (ft)	Intercept Width m (ft)	Au Result
PC-06-04				No significant results

PC-06-06	100.6 (330)	109.7 (360)	9.1 (30)	2.72 g/tonne (0.079 oz/ton)
Inc.	100.6 (330)	103.6 (340)	3.0 (10)	5.36 g/tonne (0.156 oz/ton)
	129.5 (425)	135.6 (445)	10.5 (20)	1.19 g/tonne (0.035 oz/ton)

PC-06-07	38.1 (125)	76.2 (250)	38.1 (125)	0.081 g/tonne (0.002 oz/ton)
	114.3 (375)	129.5 (425)	15.2 (50)	0.276 g/tonne (0.008 oz/ton)

PC-06-08	25.9 (85)	30.5 (100)	4.6 (15)	0.154 g/tonne (0.005 oz/ton)
	106.7 (350)	109.7 (360)	3.0 (10)	0.153 g/tonne (0.005 oz//ton)

PC-06-09	408.4 (1340)	498.3 (1635)	89.9 (295)	0.153 g/tonne (0.005 oz/ton)
Inc.	440.4 (1445)	446.5 (1465)	6.1 (20)	0.330 g/tonne (0.009 oz/ton)

Hole PC-06-04 was drilled in the north central portion of the Property and is the furthest hole drilled to the east. The hole was designed to test geophysical anomalies and determine stratigraphy below historical drilling. Strongly silicified and altered core contained variable amounts of disseminated and stringer pyrite (up to 3%).

Holes PC-06-06 to PC-06-08 inclusive were drilled within the South Pony Creek intrusive target to determine the extent to the north and south of the PC-20 historical intercept. PC-06-06 was drilled to the south at -70 degrees and intercepted mineralization at the predicted depth. The result upgraded historical results in the area from PCD-02 which intersected 1.696 g/tonne between 305 to 317 feet. PC-06-07 (-70 degrees) and PC-06-08 (-45 degrees) where drilled to test for continuity of mineralization north of PC-20. Anomalous gold values were intercepted in core at predicted depths and the system appears to have been offset by northwest trending structures that separate the mineralized block from the non-mineralized area.

The last hole of the program, PC-06-09 was drilled east of the northern lobe of the Pony Creek intrusive to test stratigraphy and geochemical results (whole rock and trace element) that suggests an enhanced gold target may exist along this contact. A thick section of intrusive was encountered from 98 to 415 meters (321 to 1360 feet) and possible Chainman Formation with collapse breccia features and hydrothermal alteration with pyrite were encountered.

The possible Chainman Formation section is anomalous throughout and suggests that mineralizing fluids have selectively permeated this unit. Gold values drop to below detection limit once the hole crossed a fault and penetrated a more massive limestone unit.

Recent geochemical evaluation suggests that holes PC-06-03 (News Release dated 11.20.06) and PC-06-09 may have been drilled on the edges of a significant gold target as indicated by trace element and whole rock data, magnetic and structural data and gold results.

“We are particularly excited by the findings in hole PC-06-09, as they demonstrate that the geological and geochemical work is moving our understanding of the targets forward. It appears that we have indications that the proper host rock types are present at depth and geochemical work has helped us focus our search area. It is an important step because drill

Grandview Gold Inc.

hole targeting is a 3-D problem and the data suggest that we are making progress on identifying critical elements of Carlin Trend mineralization. It is also very significant in that the Red Rocks target being developed in the south portion of the property has geochemical, geological and structural signatures that also suggest a deep seated gold target similar to Rain style mineralization” said Mr. Paul Sarjeant, P. Geo. President & CEO of Grandview Gold Inc.

The Red Rock target results confirm Grandview’s initial impressions of that particular area, and establish a second major Carlin Type target on the Property. The Company will continue to gather all remaining outstanding gold, trace element and whole rock data in order to prioritize targets for the next round of drilling slated for 2007. Red Rocks will figure prominently in the Company’s exploration and development plans moving forward.

The drilling program was carried out under the supervision of David Knight, M.Sc., P.G., Director, Carlin Trend Mining Services, a “qualified person” as defined by National Instrument 43-101 and the information in this release was prepared under the direction of Paul Sarjeant, P.Geo., President and CEO of Grandview, who is also a “qualified person” as defined by National Instrument 43-101.

All samples are prepared and analyzed by ALS Chemex, with sample preparation in Elko and analyses in Vancouver. Future results will be reported once they are received and reviewed by project staff.

The Company has completed the 2006 drill program and has demobilized the drilling. A total of 12,414 feet (3784 meters) of coring was completed in 7 holes. Gold assay and trace element results are still pending on PC-06-05, and trace element and partial trace element results on other holes.

Grandview management and geologists believe that the Pony Creek Project could be one of the more promising gold properties in Nevada today. Outside of South Africa, north central Nevada's Carlin Trend is the most prolific gold region in the world. With over 900 claims over 28 square miles (7,285 hectares) under option from Mill City Gold Corp, Grandview Gold's Pony Creek/Elliott Dome Project comprises the largest non-major land position on the prolific Carlin Trend.

The Property is optioned to Grandview Gold by Mill City Gold Corp. Grandview Gold has an option to earn an undivided 60-per-cent interest in the Property by incurring $3.5 -million (U.S.) in resource exploration and development expenditures over a three-year period. Grandview has expended approximately $2.0 -million (U.S.) to date and expects to complete the balance of its option agreement obligation with Mill City Gold within this 2006 drilling program.

Gem Property, Rice Lake area, Manitoba
Marum and Grandview Gold Inc. (GVX –TSX) have agreed to amend their option agreement dated September 30, 2005, whereby Grandview shall earn a 50% interest in the property by spending $250,000 in exploration work before September 30, 2007. Marum and Grandview have agreed to extend the earn-in period to December 31, 2007. Grandview is currently evaluating the results of a high-definition aeromagnetic survey that was conducted over the Gem property and Grandview’s adjoining properties. “We are currently evaluating a number of interesting geophysical targets highlighted during preliminary survey work conducted this summer,” says Sarjeant. The Company has high expectations for our Rice

Page 5of 6

Grandview Gold Inc.

Lake properties as they share many geological and geophysical assets with the Red Lake (Ontario) gold mining district across the Manitoba-Ontario border, one of Canada’s most prolific gold producing areas. “When we resume exploration in 2007, we plan on diamond drilling our Rice Lake and Red Lake properties, as well as in Nevada.”

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7.	Omitted Information

N/A

Item 8.	Senior Officers

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following telephone number:

Paul Sarjeant
Phone: (416) 486-3444

The foregoing accurately discloses the material change referred to herein.

Dated at Toronto, Ontario this 20th day of December 2006.

Grandview Gold Inc.

"Paul Sarjeant"

Paul Sarjeant,
President and Chief Executive Officer

Grandview Gold Inc.